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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        FOR THE MONTH OF FEBRUARY, 2003


                        Commission file number: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)


                              48 AMESHOFF STREET
                                 BRAAMFONTEIN
                               JOHANNESBURG 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                         Form 20-F X          Form 40-F
                                  ---             ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                   No   X
                            -------              -------
     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
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


                          INCORPORATION BY REFERENCE


Sappi Limited's press release dated February 10, 2003, announcing the appointment of Jonathan Leslie as a Chief Executive Officer, furnished by the Registrant under this Form 6-K, except for the third sentence of the fourth paragraph, is incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme.

                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

SAPPI
                                                                 Sappi Limited




Press Release

Johannesburg, 10 February 2003

Sappi appoints new Chief Executive Officer.



Sappi Limited announced today that Jonathan Leslie, currently Chief Executive of the Diamonds and Gold Group of Rio Tinto plc, will join the group in April this year as Chief Executive Officer. At that time Sappi will split the roles of Chairman and Chief Executive, and Eugene van As, the current Chief Executive Officer, will retire as CEO and become Non-Executive Chairman of the group.

Jonathan Leslie is a businessman with a great deal of international experience, and has had a highly successful career at Rio Tinto where he has been responsible for a wide range of corporate activities, including in the past the Rossing Uranium mine in Namibia, the Copper Group and, more recently, the Diamonds and Gold Group. He has lived and worked in many countries of the world and is familiar with managing an operation with diverse cultures. He and his wife, Pepe, will be relocating to Johannesburg from London where they now live.

Sappi announced about a year ago that it intended splitting the role of Chairman and Chief Executive, when Eugene van As, the current Executive Chairman, retires, and that it was conducting a global search for a new Chief Executive. Commenting on the process undertaken by Sappi, David Brink, a Non-Executive Director of the group and Chairman of the group's Selection Committee, said today that the board had set out to find a new leader for the group that met specific characteristics. Ideally, it wanted somebody who would lead the group for the next eight to ten years, and who could build on Sappi's successful formula, keeping the culture of the group intact whilst growing it to its full potential. Mr Brink said the Committee had an excellent group of internal and external candidates to choose from, and the initial short list of candidates included four nationalities. The board is satisfied that it has chosen the best possible candidate to lead the company.

Jonathan Leslie said today that he was very excited about joining Sappi Limited, "I was attracted by the group's business strategy, its successful track record and its already significant market shares in Africa, Europe and the United States. I look forward to developing the business further and attaining its strategic objectives. Sappi seems to be well positioned and poised to be able to grow. I have been particularly impressed when studying the group's reports by its financial discipline and rigorous process of allocating capital. I look forward to working with the Sappi team".

Eugene van As, Sappi's current Chairman and Chief Executive Officer, said "I am delighted that Jonathan has agreed to join the Sappi group, and I could not be more pleased with the board's choice. He is a first-rate executive and he brings valuable skills and international experience to the group. I know he will get unqualified support from the Sappi team and will be an excellent leader and get the best out of all of them".

As regards his new role as Non-Executive Chairman, van As said, "I have been at Sappi a very long time and I am conscious of the fact that it is time for change and for new dynamic leadership. I am also very conscious of the need for the new CEO to be the undisputed leader of the business. When I hand over executive responsibilities after a short transition period to familiarise Jonathan with the business, he will lead the company. My role as Non-Executive Chairman will be to provide a sounding board for Jonathan when he needs it, and to ensure that the appropriate debate on major strategic issues and decisions is properly and transparently aired at board meetings, and to maintain the culture of open debate and good corporate governance".


End

Notes to the Editor:

A photo of Mr Jonathan Leslie, as well as the electronic version of this document, can be accessed on the Sappi website www.sappi.com .

Sappi Limited is the world's largest producer of coated fine paper with leading market shares in North America, Europe and Africa. It is also the world's largest producer of dissolving pulp. It has manufacturing operations in eight countries on three continents and customers in more than 100 countries.

Rio Tinto is one of the world's largest mining and resources groups, employing approximately 36 000 people and operating on every continent.

                           Biographical information
                              Jonathan C A Leslie


Born in Kasulu, Tanzania on 13 December 1950, Jonathan Leslie, a British citizen, was educated at Trinity College, Oxford, receiving a Master of Arts degree in Jurisprudence. He was called to the Bar in 1974.

He joined Rio Tinto in 1977. In the years leading up to his appointment as mining director in 1994, he had a wide experience of the company's interests in Africa, Australia, Latin America and the United States, including Managing Director of Rossing Uranium in Namibia. Prior to becoming Chief Executive of the Diamonds and Gold Group in 1999, he was Chief Executive of the Copper Group from 1997. He is also a director of Lihir Gold.

He was appointed a director of Rio Tinto plc in 1994 and of Rio Tinto Limited in 1995.

He is married to Pepe, also a qualified lawyer, and they have 4 grown-up children (two sets of twins) - a son and three daughters.

He has lived in the UK, the USA, Namibia and Australia.

His interests include rackets sports; he gained five different blues at Oxford University and was the leading British amateur squash player from 1976 - 1980.


CAREER SUMMARY

  1974 - 1977              CHANCERY CHAMBERS

                           Barrister

  1977 - present           RIO TINTO

  1977-1980                Legal Department

  1980-1984                Uranium Marketing Executive, Mineral Services

  1984-1985                Strategy Department

  1985-1987                PA to the Chief Executive

  1987-1989                Strategy Manager, Metals Group
                           Responsible for Zimbabwe operations

  1989-1991                Director Latin America and RTZ Mining and Metals Ltd
                           Chairman Anglesey Aluminium (smelter)
                           Chairman Capper Pass (smelter in Hull)
                           Rio Tinto Representative on Escondida Owners
                           Council (copper mine in Chile run by BHP)

  1991-1994                Managing Director, Rossing Uranium Ltd, Namibia

  1994 Appointed to Main Board with responsibilities in Europe, Brazil, Namibia, India and Papua New Guinea

  1995                     Director RTZ-CRA Dual listed company

  1996                     CRA Group Executive, Melbourne

  1997                     Acting President of Kennecott Corporation based in
                           Salt Lake City

  1997-1999                CEO Copper Group

  1999 - present           CEO Diamonds and Gold Group


For further information please contact:

Andre Oberholzer
Corporate Affairs Manager
Sappi Limited
Tel +27 (0)11 407 8044
Fax +27 (0)11 403 8236
Cell +27 (0)82 906 0638
Andre.oberholzer@za.sappi.com
-----------------------------

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       SAPPI LIMITED

                                         by
                                            /s/ D.G. Wilson
                                            -------------------------
                                            Name:  D.G. Wilson
                                            Title: Executive Director:  Finance

Date:  February 12, 2003